DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

MARQUÉS DE LA ENSENADA [redacted]
28004 MADRID
TELEPHONE 91 702 2680
FAX 91 702 2765

ATIGNON
RIS

RM
RT AM MAIN

PONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

011-34-91-702-2749
jose.marco@dpw.com

06018422

File No. 82-5201

SUPPL

November 10, 2006

RECEIVED
2006 NOV 14 P 1:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Market Communication dated November 10, 2006

PROCESSED
NOV 16 2006
THOMSON
FINANCIAL

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

José Marco
Legal Assistant
Capital Markets

11/14

Enclosure

By Hand Delivery

Gamesa

MARKET COMMUNICATION

Q3 2006 UNAUDITED RESULTS PRESENTATION

CONFERENCE CALL

Tuesday, November 14th, 2006 (6 pm - Madrid time)

The event could be followed via conference call live, and the document will be available at the company's web site after market closing. (www.gamesa.es).

The connection details:

In English: +44 (0)207 10 70 685
For recalling: + +44 (0) 20 77 509 931- Access code: **181791#**

En español: +34 91 787 96 72
Nº de la redifusión: 902 88 50 78– Código de acceso: **181790#**

Please, process any doubt about the event through the Investors Relation Team.

Contact Details:

Maite Bermejo + 34 94 431 76 11 mbermejo@gamesa.es

Beatriz García + 34 94 431 76 11 bgovejero@gamesa.es